SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RETALIX LTD.
(Name of Subject Company (Issuer))

RONEX HOLDINGS, LIMITED PARTNERSHIP
RONEX HOLDINGS LTD.
FIMI OPPORTUNITY 2005 LTD
FIMI IV 2007 LTD.
ISHAY DAVIDI MANAGEMENT LTD.
ISHAY DAVIDI HOLDINGS LTD.
ISHAY DAVIDI
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M8215W109
(CUSIP Number of Class of Securities)

Ron Ben-Haim
Ronex Holdings, Limited Partnership
Rubinstein House, 37 Menahem Begin Rd., Tel-Aviv 67137, Israel
Telephone: +972-3-565-2244
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steven J. Glusband, Esq.	Sharon Amir, Adv.
Carter Ledyard & Milburn LLP	Naschitz, Brandes & Co.
2 Wall Street	5 Tuval Street
New York, New York 10005	Tel-Aviv 67897, Israel
Telephone: 212-238-8605	Telephone: +972-3-623-5000

CALCULATION OF FILING FEE

Transaction	Amount of Filing
Valuation*	Fee**
$12,233,862	$480.80

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 2,038,977 ordinary shares of Retalix Ltd. at a purchase price of $6.00 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Ronex Holdings, Limited Partnership, an Israeli limited partnership (the “Bidder”), and relates to the offer by the Bidder to purchase up to 2,038,977 outstanding ordinary shares, nominal (par) value NIS 1.00 per share (the “Shares”), of Retalix Ltd. (“Retalix”), at $6.00 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated January 15, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The information set forth in Section 8 (“Information Concerning Retalix”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under in Section 6 (“Price Range of the Shares Etc.”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) The information set forth in the Offer to Purchase under “Introduction,” Section 9 (“Information Concerning the Bidder Group”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

“Summary Term Sheet;"

“Introduction;"

Section 1 (“Terms of the Offer; Proration; Expiration Date”);

Section 2 (“Acceptance for Payment and Payment”);

Section 3 ("Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer");

Section 4 (“Withdrawal Rights”);

Section 5 ("Material U.S. Federal Income Tax and Israeli Income Tax Consequences"); and

Section 14 (“Miscellaneous”).

The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(F), respectively, is also incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer–Related Party Transactions,” Section 9 (“Information Concerning the Bidder Group”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the OfferםBackground” and “Background to the Offer–Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(c)(1) through (c)(7) The information set forth in the Offer to Purchase under “Background to the Offer–Plans for Retalix after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 9 (“Information Concerning the Bidder Group”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer–Background” and Section 10 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer–Related Party Transactions,” Section 9 (“Information Concerning the Bidder Group”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Financial and pro forma information with respect to the Bidder has not been included in this Schedule TO because each member of the Bidder Group believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. The members of the Bidder Group believe that the financial condition of the Bidder is not material because (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Bidder has sufficient sources of cash, including credit lines, to purchase the Shares and, as described in the Offer to Purchase, (A) the Israeli Depositary has agreed to guarantee the Bidder’s obligation to pay for the Shares tendered in the Offer and (B) to secure this guarantee, the Bidder has engaged the Israeli Depositary to act as an escrow agent and has deposited cash into an escrow account in an amount sufficient to pay for the maximum number of Shares that the Bidder is offering to purchase in the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under “Background to the Offer–Interest of Persons in the Offer,” “Background to the Offer–Related Party Transactions,” Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 9 (“Information Concerning the Bidder”) and Section 12 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference. The Bidder is not aware of any pending material legal proceedings relating to the Offer.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

On January 15, 2009, the Bidder issued a press release announcing the commencement of the Offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated January 15, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(5)(A)	Text of Press Release issued by the Bidder on January 15, 2009.

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on January 15, 2009.*

(a)(5)(C)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on January 15, 2009.*

(b)	Not applicable.

(d)	Shareholders Agreement dated as of March 3, 2008 among Ronex Holdings, Limited Partnership, Mr. Barry Shaked and Mr. Brian Cooper (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by the Bidder on March 3, 2008)

(g)	Not applicable.

(h)	Not applicable.

*	English translation from Hebrew.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

        After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

RONEX HOLDINGS, LIMITED PARTNERSHIP By: RONEX HOLDINGS LTD., its general partner By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

RONEX HOLDINGS LTD. By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

FIMI OPPORTUNITY 2005 LTD. By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

FIMI IV 2007 LTD. By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

ISHAY DAVIDI MANAGEMENT LTD. By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

ISHAY DAVIDI HOLDINGS LTD. By: /s/ Ishay Davidi —————————————— Ishay Davidi Chief Executive Officer

By: /s/ Ishay Davidi —————————————— Ishay Davidi

Dated: January 15, 2009

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated January 15, 2009.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(5)(A)	Text of Press Release issued by the Bidder on January 15, 2009.

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on January 15, 2009.*

(a)(5)(C)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on January 15, 2009.*

(b)	Not applicable.

(d)	Shareholders Agreement dated as of March 3, 2008 among Ronex Holdings, Limited Partnership, Mr. Barry Shaked and Mr. Brian Cooper (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by the Bidder on March 3, 2008)

(g)	Not applicable.

(h)	Not applicable.

*	English translation from Hebrew.